     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 2000

                                                        REGISTRATION NO.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               SVI HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

Nevada                                                84-1131608
------------------------------------     ---------------------------------------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
of incorporation or organization)

                        12707 High Bluff Drive, Suite 335
                           San Diego, California 92130
                                 (858) 481-4404
--------------------------------------------------------------------------------
               (Address, including zip code, and telephone number,
                      including area code, of Registrant's
                          principal executive offices)


                               Barry M. Schechter
                 Chairman, President and Chief Executive Officer
                               SVI HOLDINGS, INC.
                        12707 High Bluff Drive, Suite 335
                           San Diego, California 92130
                                 (858) 481-4404
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------
                                   Copies to:

                              Norman L. Smith, Esq.
                             Harry J. Proctor, Esq.
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                               San Diego, CA 92101
                                 (619) 231-0303

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                      CALCULATION OF REGISTRATION FEE (1)
---------------------- --------------- -------------------------- ---------------------- ---------------------
                                                                    PROPOSED MAXIMUM
TITLE OF SECURITIES     AMOUNT TO BE       PROPOSED MAXIMUM             AGGREGATE             AMOUNT OF
 TO BE REGISTERED       REGISTERED (2)  OFFERING PRICE PER SHARE      OFFERING PRICE        REGISTRATION FEE
---------------------- --------------- -------------------------- ---------------------- ---------------------
 Common Stock,
 $.0001 par value          700,000              $5.50(3)                $3,850,000             $1,016.40
---------------------- --------------- -------------------------- ---------------------- ---------------------

     (1) Pursuant to Rule 429(a), the prospectus included in this Registration Statement also relates to 25,000 shares of Common Stock, $.0001 par value, registered on Form S-18, Registration No. 33-36125-D. A registration fee of $43.75 was paid for registration of such shares.

     (2) Pursuant to Rule 416, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar transactions.

     (3) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended (the "Securities Act"). The price per share and aggregate offering price are based upon the average of the high and low prices of the Registrant's common stock on August 4, 2000 as reported on the American Stock Exchange. It is not known how many of such shares of Common Stock will be purchased under this Registration Statement or at what price such shares will be purchased.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     THE PROSPECTUS IN THIS REGISTRATION STATEMENT ALSO RELATES TO THE REGISTRATION STATEMENT ON FORM S-18, REGISTRATION NO. 33-36125-D.

                                   PROSPECTUS

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD TO YOU UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED AUGUST 11, 2000

                               SVI HOLDINGS, INC.

                                 725,000 SHARES

                                  COMMON STOCK

         We are offering 25,000 shares that we may issue on the exercise of outstanding warrants. We previously registered these shares with the SEC in 1990. If the warrants are exercised we will receive $7.00 per share, or up to a total of $175,000. We will not pay any discounts or commissions on the shares to be sold by us on exercise of the warrants. We are also registering up to 700,000 shares of our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the American Stock Exchange under the symbol "SVI." The closing sale price of our common stock, as reported on the American Stock Exchange on August 4, 2000, was $6.00 per share.

         The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the American Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 3.

         NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is ____________, 2000.

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Prospectus Summary                                                        1
Risk Factors                                                              3
Recent Developments                                                      17
Use of Proceeds                                                          19
Selling Stockholders                                                     19
Plan of Distribution                                                     20
Legal Matters                                                            21
Experts                                                                  21
Disclosure Regarding Forward-Looking Statements                          22
Where You Can Get More Information                                       22


YOU SHOULD RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER AND SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE COVER PAGE OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

SVI HOLDINGS, INC.

         We are a leading provider of system software for enterprise retail chains. Our products represent a full suite of products providing retailers with a complete end-to-end business solution that we call "The Total Point of Business."

         Our solutions consist of the following components:

         E-HOST electronic commerce products. Our electronic commerce products are integrated with our Total Point of Business solution. The products include:

                  o    E-STORE electronic commerce store front;
                  o    E-CRM customer relationship management; and
                  o    SVI-DIRECT integrated fulfillment.

         SVI-POST store systems. SVI-POST is a full business to consumer (B2C) software infrastructure encompassing a range of integrated store system products. The SVI-POST system controls all point-of-sale (POS) and in store systems for traditional "brick and mortar" retailers. Its major features include:

                  o operation of a network consisting of the POS terminals and the corporate head office;
                  o ability to function on and interconnect with a wide variety of hardware and software platforms and generations; and
                  o user-customizable to the retailer's method of doing business.

         The solution can incorporate a retail customer relationship management system and a complete performance measurement system with loss prevention features.

         SVI-HOST retail enterprise management solutions. SVI-HOST integrates the retail head office function by providing a retailing methodology for retail chains which integrates:

                  o    management planning and forecasting;
                  o    financial functions;
                  o    purchasing;
                  o    warehousing;
                  o    distribution;
                  o    planning;
                  o    ticketing;
                  o    sales auditing and evaluation; and
                  o    multi-channel integrated fulfillment.

         Our SVI-HOST solution includes comprehensive business-to-business (B2B) functions.

         PROFESSIONAL SERVICES, including retail business consulting, project management, application training, technical services and documentation services.

         We sell our solutions through an experienced professional direct sales force with offices in the United States, United Kingdom and Australia. We believe our knowledge of the complete needs of multi-store retailers enables us to help our customers identify the optimal systems for their particular businesses. The customer relationships we develop build recurring help desk, maintenance and field service revenues and position us to recommend changes and upgrades to systems.

         We also develop and distribute retail system training products and general computer courseware and computer skills testing products.

         Our executive offices are located at 12707 High Bluff Drive, Suite 335, San Diego, California 92130, telephone number (858) 481-4404.

THE OFFERING

         We recently completed a common stock financing from which we received gross proceeds of $3 million. We are obligated to register the common stock we sold so that it can be resold in the public market. We are also registering additional shares that we may be obligated to issue under a repricing right we granted in the financing. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

         We are also offering up to 25,000 shares of common stock issuable upon exercise of warrants originally issued in an initial public offering in 1990 when we were named Wilson Capital, Inc. These warrants become exercisable for $7.00 per share upon the effectiveness of a post-effective amendment to the original registration statement, and remain exercisable for two years following that date. Under SEC rules, this prospectus relates to the prior registration statement and fulfills the undertaking to file a post-effective amendment to that registration statement reflecting material changes when we offer and sell securities registered on that statement. The warrants permit us to redeem them for a nominal price three months after the date of this prospectus. We must give the warrant holders 30 days notice before we redeem the warrants. The warrant holders may exercise their warrants after receiving the notice and before the date of the redemption. We intend to redeem the warrants as soon as we are permitted to do so.

                                  RISK FACTORS

         An investment in our shares as offered in this prospectus involves a high degree of risk. The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus. This prospectus also contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

RISKS RELATED TO OUR BUSINESS

WE INCURRED A LOSS IN FISCAL YEAR 2000 AND WE CANNOT ASSURE YOU THAT WE WILL ACHIEVE PROFITABILITY IN FISCAL YEAR 2001. OUR PROFIT IN THE FIRST QUARTER OF FISCAL YEAR 2001 WAS BELOW THE PROFIT IN THE COMPARABLE QUARTER OF FISCAL YEAR 2000.

         We incurred a loss of $4.1 million in the fiscal year ended March 31, 2000. We earned profits in each of our prior four fiscal years ending March 31, 1999, March 31, 1998 (six months), September 30, 1997 and September 30, 1996 of $5.6 million, $5.8 million, $4.8 million and $0.1 million, respectively. The loss in fiscal 2000 was due principally to increased depreciation, amortization and interest expenses associated with the acquisition of Island Pacific Systems Corporation effective April 1, 1999, and product development expenses incurred to integrate our existing products, redevelop our existing products in other programming languages and develop new products. The increases in our net sales were not sufficient to offset these increased expenses. We do not expect these expenses to decrease significantly in the foreseeable future, so we will need to generate substantial additional revenue to achieve profitability. We earned a profit of $0.5 million in the first quarter of fiscal 2001 compared to a profit of $1.4 million in the comparable quarter of the prior fiscal year. We cannot guarantee that we will generate sufficient additional revenues to achieve profitability in future quarters.

WE DO NOT EXPECT TO MAINTAIN OUR HISTORICAL RATE OF GROWTH.

         We have experienced very rapid growth and expansion. Our net sales from continuing operations increased 106% in the fiscal year ended March 31, 2000 compared to the fiscal year ended March 31, 1999. The rapid growth and expansion in the last fiscal year was primarily due to acquisitions. We do not believe that our net sales from continuing operations will continue to grow at the rate at which they have grown in the past unless we engage in further significant acquisitions. Our net sales decreased 7% in the quarter ended June 30, 2000 compared to the quarter ended June 30, 1999.

OUR BUSINESS WILL NOT OPERATE EFFICIENTLY AND OUR RESULTS OF OPERATIONS WILL BE NEGATIVELY AFFECTED IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY.

         Our recent growth resulted in substantial expansion in our number of employees, the scope of our operating systems and the geographic distribution of our operations and customers during the fiscal years ended March 31, 2000 and 1999. The rapid growth placed a significant strain on our management and operations. Our ability to compete effectively and to manage future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis. It will also depend on our ability to expand, train, motivate, manage and retain our work force, in particular our direct sales force. We must also continue to deal effectively with third-party systems integrators and consultants. Two of our executives in charge of retail operations subsidiaries retired during the fiscal year ended March 31, 2000. Their replacements have served in their current capacities for only a short time. Our future growth and success depend in large part upon the ability of our executive management team to effectively manage expansion of our operations. We cannot guarantee that we will be able to manage our recent or any future growth, and our failure to do so would negatively affect our business, operating results and financial condition.

WE EXPECT OUR QUARTERLY RESULTS TO FLUCTUATE. IF WE FAIL TO MEET EARNINGS ESTIMATES, OUR STOCK PRICE COULD DECLINE.

         Our quarterly operating results have varied significantly and are expected to continue to fluctuate significantly in the future. Many factors may cause these fluctuations, including:

o the size and timing of individual orders, particularly with respect to our larger customers;
o     changes in our strategies;
o     general health of the retail industry and the overall economy;
o     technological changes in platforms supporting our software products;
o     lengthy sales and implementation cycles;
o     changes in the mix of software products licensed;
o changes in the mix of software license revenues compared to consulting, maintenance and other service revenues;
o     non-recurring sales of assets and technologies;
o     competition and pricing in the retail software industry;
o     customer order deferrals in anticipation of new products;
o the timing of new software product introductions and enhancements to our software products and those of our competitors;
o     market acceptance of new software products;
o employee hiring and retention, particularly with respect to sales and consulting personnel;
o     changes in our operating expenses; and
o changes in the mix of domestic and international revenues and foreign currency exchange rate fluctuations.

         We usually ship our software products when contracts are signed. Consequently, order backlog at the beginning of any quarter usually represents only a small portion of that quarter's expected revenues. As a result, software license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter, and this makes it difficult for us to predict revenues.

DEMAND FOR OUR RETAIL SOFTWARE SYSTEMS DECLINED IN FISCAL YEAR 2000, AND WE CANNOT GUARANTEE THAT THIS TREND WILL REVERSE.

         During the last six months of calendar year 1999 we experienced a decline in overall demand for our retail software systems. We believe this decline in demand was due to deferred purchasing decisions related to the millennium change and anticipation of new products to be announced at industry trade shows in early calendar year 2000. This decline in demand continued to negatively affect sales of software licenses in the quarters ended March 31, 2000 and June 30, 2000, as our sales cycles tend to range from four to twelve months. We remain cautious about our expectations for sales of software licenses in near term future periods due to the interruption in sales cycles during 1999. We cannot assure you that the decline in demand was not due to other factors, such as structural changes in the retail industry reducing overall demand for retail software solutions, marketing issues, longer sales cycles, lack of desired features or functionality of our products and/or perceived advantages of the products of our competitors.

IMPLEMENTATION OF OUR PRODUCTS IS A LENGTHY PROCESS.

         Our software products are complex and perform or directly affect mission-critical functions across many different functional and geographic areas of the retail enterprise. In many cases, our customers must change established business practices when they install our software. Consequently, implementation of our software is a complex, lengthy process and the commitment of resources by our customers is subject to a number of significant risks over which we have little or no control. We believe the purchase of our products is often discretionary and involves a significant commitment of capital and human resources by our customers. Our sales cycles are generally lengthy, typically ranging from four to twelve months. Consequently, it is difficult to predict and budget for quarterly and annual revenue.

         Our sales and implementation cycles vary substantially from customer to customer. We have experienced, and we expect to continue to experience, quarters or periods where individual software license or service orders are significantly larger than our typical software license or service orders. If we receive any significant cancellation or deferral of customer orders, or we are unable to conclude negotiations by the end of the fiscal quarter, our operating results may be lower than anticipated. In addition, any weakening or uncertainty in international economies may make it more difficult for us to predict quarterly results in the future, and could negatively impact our business, operating results and financial condition for an indefinite period of time.

         We base our expense levels in large part on expectations of future revenues, and expenses are relatively fixed in the near term. Because of this, our net income may be lower than expected if we experience an unanticipated decline in revenue for a particular quarter. Moreover, the retail software industry is generally dependent on system roll-outs with fixed time horizons. Our operating results may vary significantly if we fail to obtain major projects, if major projects are cancelled or delayed or if we fail to replace projects that have been completed or are nearing completion. In addition, we may also experience relatively weaker demand for our products from October through December as a result of reduced sales activities during those months.

         As a result of the above factors, revenues and earnings for any quarter may vary significantly and we do not believe that period-to-period comparisons of our financial performance are necessarily meaningful. You should not rely on them as an indication of our future performance. Fluctuations in our operating results may also result in volatility in the price of our common stock. It is likely that in some future quarter our net sales or operating results will be below the expectations of public market analysts or investors. If that happens, the price of our common stock may decline.

WE SOLD OUR IBIS SUBSIDIARY IN 1999 IN PART FOR A PROMISSORY NOTE, AND COLLECTION OF THE BALANCE OF THE NOTE DEPENDS ON THE VALUE OF A THINLY TRADED STOCK. DELAYS IN PAYMENT OF THIS NOTE HAVE FORCED US TO SEEK OTHER SOURCES OF CAPITAL.

         We sold our IBIS Systems Limited subsidiary effective January 1, 1999. The purchaser was a company affiliated with IBIS's management team. The purchaser paid $13.6 million of the purchase price in the form of a promissory note originally due October 1, 1999. To secure the note, we obtained a security interest in the stock of IBIS. The purchaser did not repay the note on the original due date because it had not yet completed a reorganization that was intended to serve as the source of funds to repay the note. The due date of the note has been extended to November 15, 2000.

         We permitted the purchaser to proceed with its reorganization with a wholly-owned subsidiary of Integrity Software, Inc., a publicly traded company with prices quoted on the National Quotation Bureau Pink Sheets under the symbol "INTY". The purchaser exchanged all of the outstanding IBIS stock for 1,536,000 common shares of Integrity, representing approximately 11% of Integrity's outstanding shares at March 20, 2000. We agreed to substitute our security interest in the IBIS shares for a security interest in the purchaser's Integrity shares. We also obtained the right to convert all or any portion of the unpaid indebtedness under the note to Integrity shares valued at $12.50 per share and limited rights to require Integrity to register such shares for resale under the Securities Act of 1933. Integrity bid quotations have ranged from $7.00 to $22.00 per share from January 10, 2000 to June 23, 2000, but the market for Integrity shares has been limited. These quotations may not represent actual transactions. Three of our directors, Barry M. Schechter, our Chairman and CEO, Ivan M. Epstein and Donald S. Radcliffe now serve on Integrity's board.

         We cannot guarantee the purchaser will pay the note when due, if at all. To our knowledge, the purchaser's only asset is the Integrity shares it holds. The purchaser's ability to pay is therefore entirely dependent on its ability to sell the Integrity shares. The purchaser is an affiliate of Integrity, and its ability to sell the Integrity shares will be limited by law and by market conditions. A recent third-party valuation of the Integrity shares securing the note supports the carrying value of the note receivable at June 30, 2000. However, we do not know when or if the purchaser of IBIS or we will be able to realize liquidity from the Integrity shares, as the legal and practical ability of both the purchaser and us to resell such shares is limited by applicable securities laws and market conditions. We cannot guarantee that the value of the Integrity shares will remain high enough to support the carrying value of the note receivable, and we may be required to impair the value of the note receivable should the value of the Integrity shares decline. Any such impairment would adversely affect our results of operations during the period or periods in which it or they occur.

         We have reclassified this note receivable as a long-term asset due to the uncertainty of the marketability of the Integrity shares and the dependence on such marketability for collection. The amount of the receivable including accrued interest was $14.4 million at June 30, 2000. We have also implemented plans to meet our short-term liquidity needs without reliance on this note receivable.

WE HAVE SUBSTANTIAL DEBT OBLIGATIONS ASSOCIATED WITH OUR ACQUISITION OF ISLAND PACIFIC. WE NEED ADDITIONAL CAPITAL AND WE HAVE NO COMMITMENTS FOR CAPITAL. WE HAVE RELIED ON CAPITAL CONTRIBUTED BY RELATED PARTIES, AND SUCH CAPITAL MAY NOT BE AVAILABLE IN THE FUTURE.

         In connection with our acquisition of Island Pacific, we obtained two bank loans totaling $18.5 million. The bank took a security interest in all of our stock in and all of the assets of our U.S. retail software subsidiaries, and 65% of our stock in our Australian retail software subsidiary. One loan was in the amount of $3.5 million and was fully amortizing over two years. The other loan required interest-only payments until maturity at December 3, 1999. We expected to retire the $15 million loan on or before maturity using proceeds from the $13.6 million note receivable obtained in connection with the sale of IBIS; however, our agreement with the bank permitted us to convert the $15 million loan to a two-year fully amortizing term loan subject to certain terms and conditions. Because the $13.6 million note receivable was not paid on its original due date, we were not able to retire the $15 million bank loan as anticipated. Rather than convert the loan, we negotiated extensions of the due date of the $15 million obligation while we searched for a replacement source of capital to retire such loan. We made a $2 million principal payment on this loan in May 2000 using proceeds from the sale of common stock in a private placement. In May and June 2000, we agreed to consolidate the approximately $14.75 million balance of the two loans into a single loan and to terminate the conversion option. In July 2000, Softline Limited loaned us $10 million for the purpose of making a $10 million principal payment on this loan.

         In July 2000, we refinanced the $4.75 million balance due on the bank loan. Under the amended loan agreement, we are required beginning August 1, 2000 to pay $200,000 per month toward reduction of principal plus interest on the outstanding balance at the rate of 5% over the bank's prime rate, increasing to 6.25% over the bank's prime rate after December 31, 2000. We are also required to pay to the bank as a reduction of principal one half of amounts received from a certain $1.75 million contract receivable from a one-time sale, any amounts we receive from the sale of the shares of common stock of Integrity Software, Inc. which secure the related note receivable for $14.4 million, and any amounts we receive from the issuance of debt or equity securities other than stock option exercises. We also maintain a $3 million line of credit with this bank, and the line is subject to the provisions and restrictions of the amended loan agreement. The entire remaining balance of the consolidated bank loan and the lines of credit, if any, will be due and payable April 1, 2001. If we make no principal prepayments on the consolidated loan amount other than the required monthly payments, the balance at the maturity date would be $3.15 million plus the amount outstanding on our credit lines. The loans are subject to certain financial covenants and contain limitations on acquisitions, investments and other borrowings. We plan to obtain replacement financing for the entire amount owing to the bank prior to the maturity date. However, there can be no guarantee that replacement financing will be available on acceptable terms and conditions, or at all.

         The interest payments on the bank loans have adversely affected our results of operations and will continue to do so until the indebtedness is repaid.

         The $10 million loan from Softline is due August 1, 2001. The loan is subordinated to the bank obligations and bears interest at 10% per annum payable monthly. We intend to use proceeds we might receive from payment of the $14.4 million note receivable or from sale of the shares of the common stock of Integrity Software, Inc. (into which such note is convertible and which secure such note) to repay the loan from Softline. We cannot guarantee that we will be able to resell sufficient Integrity shares to repay this loan. We may have to use any proceeds from the sale of these shares first to satisfy the remaining bank obligation. If we are not able to repay some or all of the Softline loan through these means, we will likely be required to seek outside debt or equity financing. We currently have no commitments for such financing, and we cannot guarantee that such financing will be available on acceptable terms and conditions, or at all.

         In connection with our acquisition of Island Pacific, we also borrowed $2.3 million with no stated maturity date from three entities. $1.5 million of such amount was borrowed from a major stockholder. The balance due on these loans at June 30, 2000 was $1.6 million. The loans bear interest at the prime rate.

         During the year ended March 31, 2000, Softline exercised options to purchase shares of SVI common stock for net proceeds of $4.8 million. Softline's ability to continue to finance our liquidity needs is limited by Softline's cash resources and by South African currency exchange laws. We cannot assure you that Softline or other stockholders or related parties will be willing or able to continue to provide cash to meet our future liquidity needs.

WE HAVE IN THE PAST AND MAY IN THE FUTURE MAKE ACQUISITIONS WHICH WILL INVOLVE NUMEROUS RISKS. THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO ADDRESS THESE RISKS SUCCESSFULLY WITHOUT SUBSTANTIAL EXPENSE, DELAY OR OTHER OPERATIONAL OR FINANCIAL PROBLEMS.

         We have previously acquired a number of companies, including Divergent Technologies Pty. Ltd., Chapman Computers Pty. Ltd., Applied Retail Solutions, Inc., Island Pacific Systems Corporation and MarketPlace Systems Corporation. We also acquired and then disposed of a number of companies, including IBIS Systems Limited and Triple-S Computers. Acquisitions involve numerous risks. For example:

o It is often difficult to assimilate the operations and personnel of an acquired business into our own business, particularly if they are geographically diverse.
o Management information and accounting systems of an acquired business must be integrated into our current systems.
o Our management personnel must devote its attention to assimilating the acquired business, which diverts their attention from our other business concerns.
o     We might enter markets in which we have limited prior experience.
o     We might lose key employees of an acquired business.

         The companies we acquired have self-contained management information and accounting systems, and we have not yet created an information management and accounting system which integrates them into our overall enterprise. Further, some of the companies we acquired operate in markets where we had no direct prior experience. We have devoted substantial time and resources to integrate these recently acquired businesses, and we will be required to devote substantial time and resources to integrate any other business we may acquire in the future. Achieving the benefits of an acquisition will depend, in part, upon whether integration occurs in a timely and efficient manner.

         We intend to continue to evaluate potential acquisitions of companies which we believe will complement or enhance our existing business. If we acquire other companies in the future, it may result in the issuance of equity securities that could dilute your stock ownership. We may also incur additional debt and amortize expenses related to goodwill and other intangible assets if we acquire another company, and this could negatively impact our results of operations. We cannot guarantee that we will be able to identify or complete any acquisition in the future.

WE ARE IN DISCUSSIONS WITH OUR MAJORITY STOCKHOLDER CONCERNING A POTENTIAL ACQUISITION WHICH COULD SUBSTANTIALLY ALTER OUR BUSINESS AND OUR MANAGEMENT AND DILUTE YOUR STOCK.

         We are currently engaged in preliminary discussions with Softline Limited, which owns approximately 56% of our outstanding common stock, concerning a business combination. Softline is a South Africa based company traded on the Johannesburg Stock Exchange under the symbol "SFT". Softline is one of the largest accounting software vendors in the world. Softline operates in 37 countries with products available in eight languages and targets mainly small to medium-size enterprises. The discussions are in a preliminary stage. Any transaction to which SVI and Softline might agree will be subject to governmental approvals under United States and South African law. There can be no guarantee that we will obtain all required approvals. Also, SVI and Softline may not reach agreement on the terms of a business combination. SVI or Softline may not obtain stockholder approvals required or sought voluntarily. The parties could also abandon the transaction before or after stockholder approvals upon mutual agreement or upon failure of terms and conditions contained in the operative documents.

         It is likely that any business combination between SVI and Softline will have a material impact on our operations and future prospects. Any business combination would likely cause significant dilution of your percentage in the combined enterprise. The transaction, if consummated, will be subject to all of the risks inherent in any business combination. The transaction would significantly increase our international operations and thereby increase the risks associated with such operations. The transaction, if consummated, will introduce to our business all of the risks associated with Softline's business. We have not yet evaluated all of these potential risk factors. In addition, a transaction with Softline could result in a change in management structure or personnel, which could in turn adversely affect future operations.

         Because Softline owns a majority of our outstanding common stock and four of our eight directors are also directors of Softline, any business combination between SVI and Softline will involve inherent conflicts of interest. We have not yet determined how we will address and manage these conflicts of interest. There can be no guarantee that our procedures for addressing and managing the conflicts of interest will give you the same protections you would have in an arms' length business combination. The rules of the American Stock Exchange will likely require us to obtain the approval of our stockholders for a business combination with Softline. Based on its current holdings of our common stock, Softline would control the outcome of that vote, so you may not have a meaningful right to vote on a proposed business combination. We have not yet determined whether we will seek the approval of a majority of our disinterested stockholders, and if so, which stockholders other than Softline might be considered interested.

IF WE CANNOT MANAGE THE ADDITIONAL CHALLENGES PRESENTED BY OUR INTERNATIONAL OPERATIONS, OUR REVENUES AND PROFITABILITY MAY SUFFER.

         Approximately 37% of our net sales were outside North America, principally in Australia and the United Kingdom, in the year ended March 31, 2000. Part of our growth strategy depends on increasing international sales. If we cannot increase our international sales, we may not be able to achieve our business objectives. We currently have sales or support staff located in Australia and the United Kingdom. We have already devoted significant resources to, and expect to continue to devote resources to, our expansion into foreign countries, particularly to expand our sales force. To increase international sales in the future, we must establish additional foreign operations, hire additional personnel and further exploit strategic relationships. We cannot guarantee that the countries in which we operate will have a sufficient pool of qualified personnel from which to hire or that we will be successful at hiring, training or retraining personnel. There are many risks inherent in our international business activities. For example:

o we are subject to many foreign regulatory requirements which may change without notice;
o our expenses related to sales and marketing and product development may increase;
o localizing products for foreign countries involves costs and risks of non-acceptance;
o we are subject to various export restrictions, and export licenses may not always be available;
o     we are subject to foreign tariffs and other trade barriers;
o we may become subject to higher tax rates or taxation in more than one jurisdiction;
o some of the foreign countries that we deal with suffer from political and economic instability;
o     we may have less protection for our intellectual property rights;
o     some of the foreign currencies that we deal with fluctuate significantly;
o consulting, maintenance and service revenues may have lower margins in foreign countries;
o     we may not be able to move earnings back to the United States;
o     it can be more difficult to staff and manage our foreign operations; and
o     we may have difficulty collecting accounts receivable.

         Any of these factors could negatively affect our financial performance and results of operations. In addition, some of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect amounts owed to us should any foreign customer refuse to pay us. We are also subject to the Foreign Corrupt Practices Act, which may place us at a competitive disadvantage to foreign companies that are not subject to that law.

         In addition, we cannot guarantee that we will be able to maintain or increase international market demand for our products or services. Almost all of our international sales are denominated in local currencies. When accounts receivable and accounts payable arising from international sales and services are converted to U.S. dollars, the resulting gain or loss could contribute to fluctuations in our operating results. We do not currently utilize foreign currency hedging instruments, and we cannot assure you that fluctuations in foreign currency rates will not impact our financial performance in the future.

OUR CUSTOMERS ARE CONCENTRATED, SO THE LOSS OF ONE OR MORE KEY CUSTOMERS COULD SIGNIFICANTLY REDUCE OUR REVENUES AND PROFITS.

         We have derived, and believe that we may continue to derive, a significant portion of our revenues from a limited number of large customers. During the fiscal year ended March 31, 2000, one customer accounted for 15% of net sales. Our customers may buy less of our products or services depending on their own technological developments and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE CONTINUED SERVICE OF OUR KEY EXECUTIVE PERSONNEL, SOFTWARE ENGINEERS, SALES AND MARKETING PERSONNEL AND OUR ABILITY TO IDENTIFY, HIRE AND RETAIN ADDITIONAL PERSONNEL.

         Our success is dependent, in part, upon certain key executive officers remaining employed with us, including Barry M. Schechter, our Chairman and CEO. Our current employment agreement with Mr. Schechter expires September 30, 2000. We carry key man life insurance on Mr. Schechter. Two of our executives in charge of retail operations subsidiaries retired during the fiscal year ended March 31, 2000. Their replacements have served in their current capacities for only a short time. We also believe our future success will depend largely upon our ability to attract and retain highly-skilled software programmers, managers, and sales and marketing personnel. Competition for personnel is intense, particularly in international markets. The software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. We compete against numerous companies, including larger, more established companies, for our personnel. We do not know if we will be successful in attracting or retaining skilled technical and managerial personnel. Further, the loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our financial performance.

WE ARE DEPENDENT ON THE RETAIL INDUSTRY, AND IF ECONOMIC CONDITIONS IN THE RETAIL INDUSTRY DECLINE, OUR REVENUES MAY DECLINE.

         As a result of our acquisitions of Applied Retail Solutions and Island Pacific and our sale of IBIS Systems Limited, we now derive the substantial majority of our revenues from the licensing of software products and the performance of related services to the retail industry. Our future growth is critically dependent on increased sales to the retail industry. The success of our customers is directly linked to economic conditions in the retail industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. In addition, the licensing of our software products generally involves a large capital expenditure, which is often accompanied by large-scale hardware purchases or commitments. As a result, demand for our products and services could decline in the event of instability or downturns in the retail industry. Such downturns may cause customers to exit the industry or delay, cancel or reduce any planned expenditure for information management systems and software products.

         The retail industry may be consolidating. The industry is from time to time subject to increased competition and weakening economic conditions which could negatively impact the industry, or our customers' ability to pay for our products and services. These issues have in the past, and could in the future, lead to an increased number of bankruptcy filings. Consolidation and weakening economic conditions would likely reduce our revenues, reduce the demand for our products and negatively impact our business, operating results and financial condition.

INTERNET RETAILING AND SUPPLY CHAIN MANAGEMENT IS HAVING A MAJOR IMPACT ON THE RETAIL INDUSTRY, AND WE MUST EXPAND OUR PRODUCT BASE AND MARKET PENETRATION TO THE INTERNET IN ORDER TO GROW.

         E-commerce on the Internet is dramatically impacting the retail industry. The traditional "brick and mortar" retailers that we have historically served now face substantial competition from Internet-based retailers which may negatively impact their ability to purchase our products and services.

         The market for these e-commerce products is new and quickly evolving. Our competitors are aggressively pursing this sector. We expect significant growth in e-commerce over the Internet; however, we are unable to predict the full impact this emerging form of commerce will have on the traditional "brick and mortar" retail operations we have historically served. If the market for our web-enabled products fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our e-commerce products are not accepted in the marketplace, our business, operating results and financial condition could be negatively impacted.

OUR GROWTH IS DEPENDENT ON DEVELOPING OUR DIRECT SALES OR EXPANDING INTO OTHER DISTRIBUTION CHANNELS.

         We presently market our retail software products exclusively through direct sales to end users. As we develop our product base and begin to market some of our specialty modules to non-core customers, we may need to rely on other distribution channels such as resellers. If we begin to use resellers, they may compete to a certain extent with our direct sales. We cannot guarantee you that we will be able to attract resellers that will be able to market our products effectively and that will be qualified to provide timely and cost-effective customer support and service. We also cannot assure you that we will be able to manage conflicts among resellers. Even if we are able to attract resellers, most reseller agreements can be terminated by either party without cause. If we cannot expand our distribution channels, develop our international distribution channels, or manage any potential channel conflicts, our growth may be adversely affected.

WE RELY ON THIRD-PARTY SUPPLIERS, AND A DISRUPTION IN SUPPLY WOULD NEGATIVELY IMPACT OUR ABILITY TO MEET CUSTOMER DEMANDS.

         We rely on technology licensed from third parties, including Microsoft for the Windows operating system, IBM for the OS/400 operating system and the Websphere Commerce Suite, and Lansa Inc. for integrated AS/400 software development tools. Our licenses from each of these providers are non-exclusive. Any termination of, or significant disruption in, our ability to license these products would adversely affect our business and revenues. In addition, any technical problems or errors with current or future versions of these licensed products could cause errors or technical problems in our products, which could result in loss of sales, delays in or elimination of market acceptance, damage to our brand or to our reputation, product returns, increased costs, and diversion of development resources, product redesigns and increased warranty and servicing costs.

IF WE CANNOT EXPAND INTO CERTAIN MARKET SECTORS, WE MAY NOT BE ABLE TO GROW OUR BUSINESS.

         In order to grow our business, we need to expand our customer base and the types of retailers we serve. We need to expand our product line and our sales efforts to retailers selling all or a substantial amount of their products online. We currently serve only the specialty goods, mass merchants and department store markets. In order to increase revenues, we may need to expand to other retail sectors. We cannot guarantee that our products and services will gain acceptance in or meet these sectors' expectations and needs.

THE MARKETS IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE AND SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND PRICE EROSION.

         The market for our software products and support services is highly competitive. It is also subject to rapid change and sensitive to new product introductions or enhancements and marketing efforts by industry participants. We expect to continue to experience significant and increasing levels of competition in the future. The principal elements of competition related to our products include:

o     brand awareness and reputation;
o     product features and performance;
o     price
o e-commerce compatibility, both in the business-to-consumer (B2C) and business-to-business (B2B) sectors;
o     compatibility with open systems;
o     retail system expertise;
o     quality and reliability;
o     timely introduction of new products;
o     effective distribution networks;
o     customer service; and
o     quality of graphical interface.

         Most of our competitors are very large companies with an international presence. We must also compete with smaller companies which have been able to develop strong local or regional customer bases. Many of our competitors and potential competitors are more established, benefit from greater name recognition and have significantly greater resources than us. We cannot assure you that we will be able to compete effectively with these competitors or that our existing competitors, or new competitors, will not develop competitive products and services at lower prices or more attractive terms than we offer.

         In order to effectively compete, we need to continue to grow our business and increase our revenues so that we have the resources to timely develop new products and services in response to evolving technology and customer demands and to sell products and services through broad distribution channels. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. We cannot assure you that we will be able to grow sufficiently to compete effectively in this marketplace.

         Our current and potential competitors may:

o introduce new technologies that render our existing or future products obsolete, unmarketable or less competitive;
o make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, which would increase the ability of their products to address the needs of our customers; and
o establish or strengthen cooperative relationships with our current or future strategic partners, which would limit our ability to sell products through these channels.

         We could be forced to reduce prices and suffer reduced margins and market share due to increased competition from providers of products similar to, or competitive with, our products, or from service providers that provide services similar to our services. Competition could also render our technology obsolete.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, SO OUR SUCCESS DEPENDS HEAVILY ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

         The retail software industry is characterized by evolving technology and industry standards. We must cost-effectively develop and introduce new products that keep pace with technological developments to compete. If we do not gain market acceptance for our existing or new products or if we fail to introduce progressive new products in a timely or cost-effective manner, our financial performance will be negatively affected. The life cycles of our products are difficult to estimate. This is particularly true in the electronic commerce market because that market is new and emerging and is characterized by rapid technological change and changing customer needs. We cannot guarantee you that our new products, even if successfully developed, will ever achieve market acceptance. Moreover, if our competitors introduce new technology or new industry standards emerge, our existing products could be rendered obsolete and unmarketable.

         To develop and manufacture new competitive products and enhance our existing products, we must continue to make significant investments in product development. The success of product enhancements and new products depends on a variety of factors, including product selection and specification, timely and efficient completion of product design, and effective sales and marketing efforts. In developing new products and services, we may:

o fail to respond to technological changes in a timely or cost-effective manner;
o encounter products, capabilities or technologies developed by others that render our products and services obsolete or non-competitive or that shorten the life cycles of our existing products and services;
o experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services; or
o     fail to achieve market acceptance of our products and services.

OUR PROPRIETARY RIGHTS OFFER ONLY LIMITED PROTECTION AND OUR COMPETITORS MAY DEVELOP PRODUCTS SUBSTANTIALLY SIMILAR TO OUR PRODUCTS AND USE SIMILAR TECHNOLOGIES WHICH MAY RESULT IN THE LOSS OF CUSTOMERS.

         Our success and competitive position is dependent in part upon our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, trade secret, copyright law and contractual restrictions to protect the proprietary aspects of our technology. We seek to protect the source code to our software, documentation and other written materials under trade secret and copyright laws. Effective copyright and trade secret protection may be unavailable or limited in some foreign countries. We license our software products under license agreements which impose restrictions on the customer's ability to utilize the software.

         We hold no patents. Consequently, others may develop, market and sell products substantially equivalent to our products, or utilize technologies similar to those used by us, so long as they do not directly copy our products or otherwise infringe our intellectual property rights.

         Intellectual property rights are often the subject of large-scale litigation in the software and Internet industries. We may find it necessary to bring claims or litigation against third parties for infringement of our proprietary rights or to protect our trade secrets. These actions would likely be costly and divert management resources. These actions could also result in counterclaims challenging the validity of our proprietary rights or alleging infringement on our part. We cannot guarantee the success of any litigation we might bring to protect our proprietary rights.

OUR PRODUCTS AND OTHER PROPRIETARY RIGHTS MAY INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES, WHICH MAY EXPOSE US TO LITIGATION.

         Although we believe that our products do not infringe on any third party's patents, we cannot be certain that we will not become involved in litigation involving patents or proprietary rights. Patent and proprietary rights litigation entails substantial legal and other costs, and we do not know if we will have the necessary financial resources to defend or prosecute our rights in connection with any such litigation. Responding to, defending or bringing claims related to our intellectual property rights may require our management to redirect our human and monetary resources to address these claims.

         In addition, these actions could cause product shipment delays or require us to enter into royalty or license agreements. Royalty or license agreements, if required, may not be available on terms acceptable to us, if they are available at all. Any or all of these outcomes could have a material adverse effect on our business, operating results and financial condition.

IF OUR PRODUCTS ARE NOT COMPATIBLE WITH HARDWARE OR SOFTWARE, OUR SALES COULD SUFFER.

         We produce open system software for the retail industry, but we do not develop hardware or operating systems. Consequently, we are dependent upon third-party providers to develop the hardware platforms and operating systems that run our software. As in other sectors of the computer industry, software sales can often be driven by advances in hardware or operating system technology. Accordingly, if providers do not, or are unable to, continue to provide state-of-the-art POS and head office hardware which runs our software, our financial performance may suffer. We are currently engaged in a major development effort to redevelop certain systems to the Java platform which can run in most hardware and operating system environments. If we do not timely complete this redevelopment, or if Java ceases to be an industry standard, our sales could be materially adversely affected.

         We cannot guarantee that our software will be compatible with all available hardware or operating systems. Further, we cannot assure you that we will have the technical personnel necessary to evaluate and fix any software compatibility problems that may exist in the future. If we do not have technical personnel available to address and fix compatibility problems, our sales could decline.

OUR STRATEGIC RELATIONSHIPS MAY NOT ENDURE AND MAY NOT DELIVER THE INTENDED BENEFITS.

         We have from time to time established, or attempted to establish, formal and informal relationships with other companies, including IBM, NCR, ICL Fujitsu and Retail Expert, Inc., to collaborate in areas such as product development, marketing and distribution. The maintenance of these relationships and the development of other similar relationships is a meaningful part of our business strategy. While some of these relationships are governed by contracts, most are non-exclusive and all may be terminated on short notice by either party. We cannot assure you that our current strategic relationships will be beneficial to us, that such relationships can be maintained, or that we will be able to enter into successful new strategic relationships in the future.

OUR PRIMARY COMPUTER AND TELECOMMUNICATIONS SYSTEMS ARE IN A LIMITED NUMBER OF GEOGRAPHIC LOCATIONS, WHICH MAKES THEM MORE VULNERABLE TO DAMAGE OR INTERRUPTION. THIS DAMAGE OR INTERRUPTION COULD HARM OUR BUSINESS.

         Though we do have back-up systems, substantially all of our primary computer and telecommunications systems are located in two geographic areas. These systems are vulnerable to damage or interruption from fire, earthquake, water damage, sabotage, flood, power loss, technical or telecommunications failure or break-ins. While we have business interruption insurance, this coverage may not adequately compensate us for our lost business and will not compensate us for any liability we incur due to our inability to provide services to our customers. Although we have implemented network security measures, our systems, like all systems, are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These disruptions could lead to interruptions, delays, loss of data or the inability to service our customers. Any of these occurrences could impair our ability to serve our customers and harm our business.

WE ARE SUBJECT TO RISKS RELATED TO PRODUCT DEFECTS.

         Our software products are highly complex and sophisticated. As a result, they may occasionally contain design defects or software errors that could be difficult to detect and correct. In addition, implementation of our products may involve customer-specific customization by us or third parties, and may involve integration with systems developed by third parties. Problems in our systems are more common upon first release. Problems in the initial release may be discovered only after the product has been implemented and used over time with different computer systems and in a variety of applications and environments. Despite product testing prior to sale, our products have in the past contained errors that were discovered after they were sold. Our customers have also occasionally experienced difficulties integrating our products with other hardware or software in their enterprise. Errors or integration problems may also be discovered in the future. Such defects, errors or difficulties could result in loss of sales, delays in or elimination of market acceptance, damage to our brand or to our reputation, product returns, increased costs and diversion of development resources, product redesigns and increased warranty and servicing costs. In addition, third-party products, upon which our products are dependent, may contain defects which could reduce or undermine entirely the performance of our products.

         Our customers typically use our products to perform mission-critical functions. As a result, the defects and problems discussed above could result in financial or other damage to our customers. Although our sales agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, we do not know if these limitations of liability are enforceable or would otherwise protect us from liability for damages to a customer resulting from a defect in one of our products or the performance of our services. Although we maintain product liability insurance covering certain damages arising from implementation and use of our products, we do not know if this insurance would cover any claims brought against us. Any product liability or other claims brought against us, if successful and of sufficient magnitude, could negatively impact our financial performance.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE. WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR STOCK PRICE VOLATILITY.

         The market price of our common stock has been, and is likely to continue to be, volatile. When we or our competitors announce new customer orders or services, change pricing policies, experience quarterly fluctuations in operating results, announce strategic relationships or acquisitions, change earnings estimates, experience government regulatory actions or suffer from generally adverse economic conditions, our stock price could be affected. Some of the volatility in our stock price appears unrelated to our performance. Recently, companies similar to ours have experienced extreme price fluctuations, often for reasons unrelated to their performance.

         In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This litigation has been especially prevalent with respect to technology companies. We may therefore become the target of securities class action litigation. Such litigation would likely result in substantial costs, harm our financial condition and divert management's attention and resources.

SOFTLINE LIMITED OWNS A MAJORITY OF OUR COMMON STOCK, SO WE ARE CONTROLLED BY SOFTLINE AND OUR OTHER STOCKHOLDERS ARE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING.

         Softline Limited owns approximately 56% of our outstanding common stock. Four of our eight directors are also directors of Softline. You will not be able to affect the outcome of any stockholder vote so long as Softline owns a majority of our common stock. As a result, Softline will control all matters affecting us, including:

o     the election of all of our directors;
o the allocation of business opportunities that may be suitable for Softline and us;
o any determinations with respect to mergers or other business combinations involving us;
o     the acquisition or disposition of assets or businesses by us;
o debt and equity financing, including future issuance of our common stock or other securities;
o     amendments to our charter documents;
o     the payment of dividends on our common stock; and
o     determinations with respect to our tax returns.

         Moreover, even if Softline's ownership of our common stock declines below a majority, current management controls or has the right to acquire approximately 20% of our common stock. It is therefore unlikely that you will have any effective voting control over actions which are approved by both Softline and current management.

WE HAVE NEVER PAID A DIVIDEND ON OUR COMMON STOCK AND WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

         We have not previously paid any cash or other dividend on our common stock. We anticipate that we will use our earnings and cash flow for repayment of indebtedness and future growth, and we do not have any plans to pay dividends in the foreseeable future. Future equity financings may restrict our ability to pay dividends.

WE MAY ISSUE PREFERRED STOCK IN THE FUTURE. NEVADA LAW AND SOME PROVISIONS OF OUR CHARTER AND BYLAWS MAY AFFECT THE PRICE OF YOUR STOCK.

         We are authorized to issue up to 5,000,000 shares of preferred stock. We may issue the preferred stock in one or more series. Our Board of Directors may determine the terms of the preferred stock without further action by our stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. If we do issue preferred stock, it could affect your rights or even reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. Further, special meetings of our stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the Board of Directors. Stockholders have no right to call a meeting. These provisions of our charter documents, as well as certain provisions of Nevada law, could delay or make more difficult certain types of transactions involving a change in control of the company or our management. As a result, the price of our common stock may be adversely affected.

WE MAY REINCORPORATE IN DELAWARE AT ANY TIME, AND SOME PROVISIONS OF OUR NEW CHARTER OR BYLAWS MAY AFFECT YOUR STOCK PRICE.

         Our stockholders approved a change in the state of our incorporation from Nevada to Delaware at our last annual meeting. We have not yet completed the reincorporation, but we may do so at any time. Our stockholders also approved in connection with the reincorporation an increase in the number of authorized shares of common stock from 50,000,000 to 100,000,000. Finally, our stockholders approved a reduction of the required quorum at meetings of stockholders from a majority of the outstanding shares to one-third of the outstanding shares. We have not yet implemented these changes to our charter documents, but we may do so at any time. The increase in the number of authorized shares will allow us to issue additional shares of common stock without further stockholder approval, which could substantially dilute your interest and reduce the value of your common stock. The reduction in the quorum requirement will allow us to obtain stockholder approval for matters with a minority of the shares present at the meeting. This will make it more likely that a minority of the outstanding voting power could adopt resolutions which would affect all of our stockholders. These resolutions could adversely affect the value of your common stock.

                               RECENT DEVELOPMENTS

         In January 2000, we appointed Mark Wulff as CEO of our retail division. Mr. Wulff succeeded Shaun Rosen, who retired from such position in December 1999 but continues to serve as a consultant to our SVI Retail Pty. Ltd. (Australia) subsidiary.

         In March 2000, we acquired the assets of MarketPlace Systems Corporation of Austin, Texas for $750,000 in cash and 93,023 shares of common stock valued at $1 million. MarketPlace Systems was formerly privately held, and developed software and performed consulting services. MarketPlace Systems offers three comprehensive software packages: MarketPlace DIRECT, a direct marketing management system for catalog and mail order marketers, MarketPlace MERCHANT, a merchandising system for chain or department store retailers and MarketPlace Web Direct, an Internet shopping application. We have incorporated the MarketPlace software packages into our Total Point of Business solution to provide integrated multi-channel, multi-format retail fulfillment to our customers. MarketPlace's technical staff also complements our technical resources.

         In March 2000, Union Bank of California, N.A. agreed to extend the maturity date of our $15 million term loan from March 3, 2000 to June 1, 2000. We requested the extension because we had not yet received payment on a the note receivable obtained in connection with our sale of IBIS Systems Limited effective January 1999. We intended to use the proceeds from this note receivable to repay the loan from Union Bank. We obtained the $15 million loan from Union Bank to pay a portion of the purchase price for Island Pacific Corporation, which we acquired effective April 1999.

         In March 2000, we sold 344,948 shares of common stock to a single investor for gross proceeds of $3 million and agreed to register those shares, and additional shares issuable upon a repricing right, for resale pursuant to this prospectus.

         In April 2000, we reorganized our U.S.-based, wholly-owned, retail software subsidiaries under a single wholly-owned subsidiary, SVI Retail, Inc.

         In May 2000, we announced that we are in discussions with Softline Limited concerning a possible business combination between Softline and SVI. Softline currently beneficially owns approximately 56% of our common shares. Softline is one of the largest accounting software vendors in the world. Softline operates in 37 countries with products available in eight languages, and targets mainly small to medium size enterprises. Softline's common shares trade over the Johannesburg Stock Exchange under the symbol "SFT". SVI and Softline have no binding agreement and have not yet established terms of a potential transaction. Any such transaction will be subject to approvals by United States and South African governmental authorities. Any transaction may also be subject to approval of the stockholders of SVI and/or Softline.

         In May and June 2000, we agreed to consolidate the approximately $14.75 million balance of our two term loans from Union Bank into a single loan. The consolidated loan bore interest at 6.25% over Union Bank's prime rate and was due August 1, 2000, subject to an earlier principal repayment of $10 million to be funded by a loan from Softline to us. We also agreed to terminate the option to convert the $15 million term loan to a two-year fully amortizing term loan and to consolidate our $3.25 million line of credit with Union Bank into the credit agreement applicable to the consolidated term loan.

         In June 2000, Marcel Golding resigned from our Board of Directors. We appointed Steven Cohen, Chief Operating Officer of Softline, to fill the vacancy.

         In July 2000, Softline loaned us $10 million for the purpose of making the $10 million principal payment on the $14.75 million consolidated Union Bank term loan. This loan from Softline is due August 1, 2001, bears interest at 10% per annum payable monthly, and is subordinated to the Union Bank loans.

         In July 2000, we refinanced the $4.75 million remaining balance due on the Union Bank consolidated loan. Under the amended loan agreement, we are required beginning August 1, 2000 to pay $200,000 per month toward reduction of principal plus interest on the outstanding balance at the rate of 5% over Union Bank's prime rate, increasing to 6.25% over the bank's prime rate after December 31, 2000. We are also required to pay to Union Bank as a reduction of principal one half of amounts received from a certain $1.75 million contract receivable from a one-time sale, any amounts we receive from the sale of the shares of common stock of Integrity Software, Inc. which secure our related note receivable for $14.1 million obtained in connection with our sale of IBIS, and any amounts we receive from the issuance of debt or equity securities other than stock option exercises. Our line of credit with Union Bank, now representing a $3 million commitment, is also subject to the amended loan agreement and bears interest at the same rates as the term loan. The entire remaining balance of the consolidated bank loan and the lines of credit, if any, will be due and payable April 1, 2001. The loans are subject to certain financial covenants and contain limitations on acquisitions, investments and other borrowings.

                                 USE OF PROCEEDS

         We will receive up to $175,000 if all of the warrants which are the subject of this offering are exercised. The warrants become exercisable on the date of this prospectus and expire two years after that date. The warrants permit us to redeem them for a nominal price three months after the date of this prospectus. We must give the warrant holders 30 days notice before we redeem the warrants. The warrant holders may exercise their warrants after receiving the notice and before the date of the redemption. We intend to redeem the warrants as soon as we are permitted to do so.

         We will use any proceeds we receive from the exercise of the warrants to repay a portion of the principal of outstanding bank debt under our existing credit agreement with Union Bank of California, N.A. This debt consists of a $4.75 million term loan due April 1, 2001 and a $3.0 million revolving line of credit also due April 1, 2001, under which we have drawn approximately $2.4 million as of July 21, 2000. Both loans bear interest at Union Bank's prime rate established from time to time plus 5% (currently, 14.75%). The term loan originally consisted of two term loans in the total principal amount of $18.5 million obtained to pay a portion of the $35 million purchase price for Island Pacific Systems Corporation, which we acquired effective April 1, 1999.

         We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.


                              SELLING STOCKHOLDERS

         We are registering up to 700,000 shares of our common stock for resale by the selling stockholder named below. The term "selling stockholder" includes the stockholder named below and its transferees, pledgees, donees or other successors. The registered shares include 344,948 shares of common stock currently owned by the selling stockholder and up to 355,052 shares of common stock that may be issued after the date of this prospectus pursuant to our agreement with the selling stockholder. Under the terms of this agreement, the selling stockholder may receive additional shares of our common stock if the average of the closing price of our stock on the American Stock Exchange for the five days preceding the date of this prospectus is less than $10.34. The number of additional shares to be issued will be determined based on the following formula:

         Number of Additional Shares = (($8.89-P) x 337,448)/P, where P = .86 x the average of the closing price of our stock on the American Stock Exchange for the five days preceding the date of this prospectus.

         The number of shares which may be issued pursuant to this formula may exceed the 355,052 additional shares registered, in which case we have agreed to file an additional registration statement for the additional shares.

         The number of shares we are registering for the selling stockholder does not include an indeterminate number of additional shares that may be registered and issued in accordance with Rule 416 under the Securities Act to prevent dilution of the common stock resulting from stock splits, stock dividends or other events.

         The following table sets forth certain information as of August 9, 2000 with respect to the selling stockholder. This information is based on information provided by selling stockholder, and assumes the sale of all of the resale shares by the selling stockholder. The applicable percentages of ownership are based on an aggregate of 33,897,884 shares of common stock outstanding as of July 31, 2000.

                                          SHARES OF
                                           COMMON                               SHARES OF
                                            STOCK                                 COMMON
                                        BENEFICIALLY                              STOCK
                                            OWNED                MAXIMUM       BENEFICIALLY
                                           BEFORE               NUMBER OF       OWNED AFTER
                                          OFFERING               SHARES          OFFERING
                                             (1)                 OFFERED            (2)
NAME                                       NUMBER        %       HEREBY            NUMBER        %
----                                    ------------   -----    ---------      -------------    ---
Amro International, S.A.                   700,000      2.1%     700,000           -0-           0%

(1) Includes 344,948 shares owned by the selling stockholder and up to 355,052 shares which may be issued pursuant to our agreement with the selling stockholder.

(2) Assumes sale of all of the shares registered for the account of the selling stockholder.


                              PLAN OF DISTRIBUTION

         The shares offered by us through this prospectus will be issued upon surrender of the associated warrant certificate, completion of the Form of Election to Purchase and payment of the exercise price of $7.00 per share in cash, to our warrant agent, Corporate Stock Transfer, Inc., 370 17th Street, Suite 2350, Denver, Colorado 80202. We will issue the shares so purchased in the name of the person as directed by the warrant holder. The warrant holder may exercise all or any portion of the warrant beginning after the date of this prospectus and ending on the second anniversary of the date of this prospectus. We may call the warrants for redemption any time after __________, 2000 [three months after the effective date of this prospectus], for an amount equal to $.01 per warrant, by giving at least 30 days advanced written notice to the warrant holders. The warrant holders will have the opportunity to exercise the warrants during the 30-day notice period. If any warrant holders do not exercise their warrants, they will be entitled to the redemption price of $.01 per warrant by surrendering their warrant certificate(s) to Corporate Stock Transfer. No warrant holder will be entitled to exercise its warrant, or to receive the redemption price, after the expiration date of the warrants, which is __________, 2002 [two years after the date of the prospectus].

         The shares of common stock offered for resale may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

o on any national securities exchange or quotation service at which the common stock may be listed or quoted at the time of sale, including the American Stock Exchange;
o     in private transactions;
o     through options;
o     by pledge to secure debts and other obligations; or
o     a combination of any of the above methods.

           If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

         The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

         To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and the selling stockholder complies with the exemption.

         Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

         We will pay all expenses of this registration. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling stockholders may pay selling commissions or brokerage fees with respect to the sale of the resale shares by them.


                                  LEGAL MATTERS

         Solomon Ward Seidenwurm & Smith, LLP will pass upon the validity of the common stock offered by this prospectus. As of the date of this prospectus, partners and employees of Solomon Ward Seidenwurm & Smith, LLP beneficially owned an aggregate of 61,839 shares of the our common stock.

                                     EXPERTS

         The financial statements as of March 31, 2000 and 1999 incorporated in this prospectus by reference from our Form 10-K for the year ended March 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements as of March 31, 1998 and September 30, 1997 incorporated in this prospectus by reference from our Form 10-K for the year ended March 31, 2000 have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report such firm given upon their authority as experts in accounting and auditing.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

         Because the factors discussed in this prospectus or incorporated herein by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                       WHERE YOU CAN GET MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "http:\\www.sec.gov."

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

o     Annual Report on Form 10-K for the year ended March 31, 2000;
o     Definitive Proxy Statement filed July 29, 1999, as amended;
o     Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;
o Registration Statement on Form 8-A, which includes a description of our common stock; and
o Any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing but before effectiveness of the registration statement in which this prospectus is included.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

                           SVI Holdings, Inc.
                           12707 High Bluff Drive, Suite 335
                           San Diego, CA  92130
                           Attn:  Secretary
                           (858) 481-4404

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF ___________, 2000. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

                               SVI HOLDINGS, INC.

                                 725,000 SHARES

                                  COMMON STOCK

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

          SEC Registration Fee........................              $  1,016
          Legal fees and expenses.....................              $ 20,000
          Accounting fees and expenses................              $ 10,000
          Printing & Engraving........................              $    500
                                                                    --------
          Total.......................................              $ 31,516
                                                                    ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         We have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Our bylaws require us to indemnify our directors and officers to fullest extent permitted by Nevada Revised Statutes Section 78.7502, including situations where indemnification is otherwise discretionary. Pursuant to Section 78.7502, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interest of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

         Our Articles of Incorporation include a provision to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Nevada law. We believe this provision is necessary to attract and retain qualified persons as directors and officers. The provision does not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law. In addition, each director will continue to be liable for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law and for improper distributions to stockholders. The provision does not affect a directors responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         At present, there is no pending litigation or proceeding involving our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

         We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS.


Exhibit No.           Description
-----------           -----------


4.1 Specimen Stock Certificate, incorporated by reference to exhibit 4.1 to our Form 10-K for the fiscal year ended March 31, 2000.

5.1      Opinion of Solomon Ward Seidenwurm & Smith, LLP.

23.1 Consent of Deloitte & Touche LLP, independent certified public accountants.

23.2 Consent of Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants.

23.3     Consent of Solomon Ward Seidenwurm & Smith, LLP. Reference is made to
         Exhibit 5.1.

24.1     Power of Attorney. Reference is made to Page II-5.

99.1     Common Stock Purchase Agreement, incorporated by reference to exhibit
         10.28 to our Form 10-K for the fiscal year ended March 31, 2000.

99.2     Registration Rights Agreement, incorporated by reference to exhibit
         10.29 to our Form 10-K for the fiscal year ended March 31, 2000.


ITEM 17. UNDERTAKINGS.

           We hereby undertake:

           (1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced above or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                               SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on August 10, 2000.

SVI HOLDINGS, INC.

By: /s/ Barry M. Schechter
    -------------------------------

Barry M. Schechter
Chairman and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry M. Schechter and David L. Reese and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                       Title                                       Date
---------                                       -----                                       ----
/s/ Barry M. Schechter                 Chairman, Chief Executive Officer                  August 10, 2000
------------------------               (Principal Executive Officer),
Barry M Schechter                      and Director


/s/ David L. Reese                     Chief Accounting Officer, Treasurer                August 10, 2000
------------------------               and Secretary (Principal Financial
David L. Reese                         and Accounting Officer)


/s/ Arthur S. Klitofsky                Vice-President and Director                        August 10, 2000
-----------------------
Arthur S. Klitofsky


/s/ Donald S. Radcliffe                Director                                           August 10, 2000
-----------------------
Donald S. Radcliffe


/s/ Ivan M. Epstein                    Director                                           August 10, 2000
-------------------------
Ivan M. Epstein


/s/ Gerald Rubenstein                  Director                                           August 10, 2000
-----------------------
Gerald Rubenstein


/s/ Ian Bonner                         Director                                           August 10, 2000
----------------------------
Ian Bonner


/s/ Steven Cohen                       Director                                           August 10, 2000
-------------------------
Steven Cohen

                                  EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION
-----------        -----------

4.1 Specimen Stock Certificate, incorporated by reference to exhibit 4.1 to our Form-10K for the fiscal year ended March 31, 2000.

5.1      Opinion of Solomon Ward Seidenwurm & Smith, LLP.

23.1 Consent of Deloitte & Touche LLP, independent certified public accountants.

23.2 Consent of Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants.

23.3     Consent of Solomon Ward Seidenwurm & Smith, LLP. Reference is made to
         Exhibit 5.1.

24.1     Power of Attorney. Reference is made to Page II-5.

99.1     Common Stock Purchase Agreement, incorporated by reference to exhibit
         10.28 to our Form 10-K for the fiscal year ended March 31, 2000.

99.2     Registration Rights Agreement, incorporated by reference to exhibit
         10.29 to our Form 10-K for the fiscal year ended March 31, 2000.